Consolidated Financial Statements
December 31, 2011 and 2010

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Sprott Resource Lending Corp. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards. These consolidated financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and proper records maintained and that financial information is accurate and reliable.

The Audit Committee of the Board of Directors, which is composed of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

“Peter Grosskopf”	“Jim Grosdanis”
President and Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada
March 1, 2012

Management’s Report on Internal Control over Financial Reporting

Sprott Resource Lending Corp.’s, (“the Company’s”) management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

a)	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

b)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

c)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to assess the effectiveness of the Company’s internal control over financial reporting. Based on that assessment, management concluded that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2011 and that the Company’s internal control over financial reporting was effective as at December 31, 2011.

PricewaterhouseCoopers LLP, the Company’s independent auditors, who have audited and issued a report on the consolidated financial statements of the Company for the year ended December 31, 2011, have also issued an attestation report on the Company’s internal control over financial reporting. This attestation report follows.

“Peter Grosskopf”	“Jim Grosdanis”
President and Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada
March 1, 2012

March 1, 2012

Independent Auditor’s Report

To the Shareholders of
Sprott Resource Lending Corp.

We have completed an integrated audit of Sprott Resource Lending Corp.’s and its subsidiaries’ December 31, 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2011 and an audit of their December 31, 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Sprott Resource Lending Corp. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants
18 York Street Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 941 8383, F: +1 416 814 3220, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sprott Resource Lending Corp. and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and their cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Sprott Resource Lending Corp.’s and its subsidiaries’ internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Sprott Resource Lending Corp. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Signed PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Sprott Resource Lending Corp.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

		December 31	December 31	January 1
		2011	2010	2010
		$	$	$
	Note		(Note 5)	(Note 5)

Assets
Cash and cash equivalents		31,994	107,689	4,682
Restricted cash	17	5,000	-	-
Investments and securities	6,16	47,802	20,866	-
Loans receivable	7	136,149	92,203	272,197
Derivative asset	16,17	76	-	-
Foreclosed properties held for sale	8	29,944	29,807	1,956
Equity method investments	10	441	413	633
Premises and equipment	9	162	268	429
Intangible assets		1	1	117
Loan fees and sold or discharged loans receivable	7d	865	-	5,958
Prepaid expenses, deposits and other receivables		226	509	420
Income tax receivable		161	237	-
Deferred income tax assets	13	-	-	11,504
		252,821	251,993	297,896

Liabilities
Accounts payable and accrued liabilities	20	4,413	4,363	2,602
Deferred revenue		550	-	-
Non-recourse loan syndications		-	-	20,677
Income tax payable		-	-	161
Deferred income tax liabilities	13	214	307	549
		5,177	4,670	23,989

Equity
Share capital	11	217,768	218,082	210,433
Treasury shares	11	(39)	-	-
Contributed surplus	11	12,705	11,418	9,538
Retained earnings		17,234	17,842	53,936
Cumulative currency translation adjustment		(24)	(19)	-
		247,644	247,323	273,907
		252,821	251,993	297,896

Refer to Note 14 for commitments and contingencies and to Note 21 for subsequent events.

Approved by the Board of Directors on March 1, 2012

“A. Murray Sinclair”	Director	“Peter Grosskopf”	Director
Murray Sinclair		Peter Grosskopf

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in thousands of Canadian dollars, except shares and per share amounts)

		For the Years Ended December 31
	Note	2011	2010
		$	$
			(Note 5)

Interest income
Interest income on performing loans		11,373	9,568
Interest income on impaired real estate loans	7c	5,355	14,719
Other interest income		830	561
		17,558	24,848

Other loan (expense) income
Loan loss expense, net of recoveries	7c	(4,549)	(35,063)
Other income (loss)	7i	3,348	(350)
Gain on sale of loans and foreclosed properties	7d	168	249
Loss on revaluation of foreclosed properties	8	(853)	(200)
Syndication fees, net of interest expense	20	72	(97)
		(1,814)	(35,461)

Other (loss) income
Equity method investment income (loss)	10	602	(192)
Unrealized (loss) gain on investments and securities	6	(516)	55
Foreign exchange (loss) gain		(196)	77
Realized loss on sale of investments and securities		(1,136)	-
		(1,246)	(60)
Net interest and other income (expense)		14,498	(10,673)

General and administrative expense
Salaries and benefits	20	3,391	8,082
Office and other	20	1,738	1,525
Stock-based compensation	11d	1,626	1,962
Legal and professional services		1,350	1,539
Regulatory and shareholder relations		320	434
Directors’ fees		197	226
Management services	12,20	3,449	604
		12,071	14,372
Income (loss) before income taxes		2,427	(25,045)

Income tax expense (recovery)
Current	13	36	(233)
Deferred	13	(97)	11,282
		(61)	11,049
Net income (loss)		2,488	(36,094)

Other comprehensive income (loss)
Currency translation adjustments		(5)	(19)
Total comprehensive income (loss)		2,483	(36,113)

Basic earnings (loss) per share		0.02	(0.25)
Diluted earnings (loss) per share		0.02	(0.25)
Weighted average number of shares outstanding
Basic		154,817,476	147,147,914
Diluted		155,523,839	147,147,914

Sprott Resource Lending Corp.
Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian dollars)

					Cumulative
					Currency
	Share	Treasury	Contributed	Retained	Translation
	Capital	Shares	Surplus	Earnings	Adjustment	Total
	$	$	$	$	$	$
Balance, January 1, 2010 (Note 5)	210,433	-	9,538	53,936	-	273,907
Net loss	-	-	-	(36,094)	-	(36,094)
Currency translation adjustments	-	-	-	-	(19)	(19)
Private placement	24,699					24,699
Normal course and substantial issuer bids	(17,105)	-	(66)	-	-	(17,171)
Stock-based compensation	-	-	1,962	-	-	1,962
Exercise of stock options	55	-	(16)	-	-	39
Balance, December 31, 2010 (Note 5)	218,082	-	11,418	17,842	(19)	247,323
Net income	-	-	-	2,488	-	2,488
Currency translation adjustments	-	-	-	-	(5)	(5)
Normal course issuer bid (Note 11)	(2,007)	-	72	-	-	(1,935)
Shares repurchased but not yet cancelled (Note 11)	-	(39)	-	-	-	(39)
Stock-based compensation	-	-	1,626	-	-	1,626
Exercise of stock options	1,693	-	(411)	-	-	1,282
Dividends paid to shareholders	-	-	-	(3,096)	-	(3,096)
Balance, December 31, 2011	217,768	(39)	12,705	17,234	(24)	247,644

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	For the Years Ended December 31
	2011	2010
	$	$
		(Note 5)

Cash flows (used in) from operating activities
Net income (loss)	2,488	(36,094)
Adjustments to determine net cash flows relating to operating items:
Resource lending activities:
Interest income	(11,373)	(25)
Interest payments received	6,920	-
Income net of realized loss on bonus shares/warrants acquired through financing fees	(1,152)	-
Loan fundings, net of repayments	(113,901)	(5,000)
Deferred loan origination fees and proceeds on sale of bonus shares/warrants	5,613	879
Cash distribution from a joint venture	580	-
Items not affecting cash:
Amortization of premises and equipment and intangible assets	114	298
Stock based compensation	1,626	1,962
Equity method investment (income) loss	(602)	192
Unrealized foreign exchange (gain) loss	(893)	-
Unrealized loss (gain) on investments and securities held for trading	516	(55)
Deferred income taxes	(97)	11,282
Amortization expense on deferred financing costs	-	350
Other operating cash flows	(16)	8
Changes in non-cash operating working capital items (Note 19)	(4,746)	894
Real estate lending activities:
Interest income	(5,355)	(24,823)
Interest payments received	1,661	8,661
Loan loss expense and revaluation of foreclosed properties, net of recoveries	5,402	35,063
Proceeds on sale of loans and loan repayments, net of fundings	63,748	143,975
Loan loss recovery/gain on sale of loans and foreclosed properties, net of expenses	(899)	119
	(50,366)	137,686

Cash flows used in financing activities
Common shares issued on exercise of stock options	1,282	39
Common shares repurchased and cancelled or held in treasury	(1,974)	(17,171)
Common shares issued through private placement	-	24,699
Payments of non-recourse loan interest and syndication principal	-	(21,066)
Dividends paid	(3,096)	-
Other financing fees paid	-	(350)
	(3,788)	(13,849)

Cash flows used in investing activities
Purchases of premises, equipment and intangibles	(8)	(20)
Purchases of investments and securities	(21,660)	(20,810)
	(21,668)	(20,830)
Changes due to foreign exchange on cash held in subsidiaries	127	-
(Decrease) increase in cash and cash equivalents	(75,695)	103,007
Cash and cash equivalents - beginning of year	107,689	4,682
Cash and cash equivalents - end of year	31,994	107,689

Supplementary cash flow information – Note 19

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

1	NATURE OF OPERATIONS

On September 7, 2010, Sprott Resource Lending Corp. (“SRLC” or the “Company”) implemented a structure, approved by shareholders on August 17, 2010, to focus its operations as a natural resources lender to companies in the mining and energy sectors.

Resource-based loans are originated through a partnership, Sprott Resource Lending Partnership (the “Partnership”), between the Company and Sprott Lending Consulting LP (“Sprott LP”). Under the terms of the Partnership Agreement and the Management Services Agreement which expire on September 7, 2013 (collectively “the Agreements”), the Company holds all voting units in the Partnership, which conveys control over key lending, strategic and operational decisions of the Partnership. Sprott LP holds only non-voting Partnership units and administers the day-to-day Partnership operations and provides senior management expertise. As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as discussed in Note 12.

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Prior to September 7, 2010, the Company, operating under the name Quest Capital Corp., provided mortgage financings, predominantly for residential developments in Canada. As at December 31, 2011, the Company has a legacy portfolio of real estate loans and foreclosed properties which is actively being monetized. Over time, the proceeds from real estate loan monetization are expected to be redeployed into resource loans.

From January 1, 2008 to December 31, 2010, the Company was a mortgage investment corporation (“MIC”) for Canadian income tax purposes. Effective January 1, 2011, the Company no longer maintains its MIC status as it continues to grow its resource loan portfolio and monetize its existing real estate loan portfolio.

SRLC is a publicly listed company incorporated and domiciled in Canada. The Company’s registered address is as follows: Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario M5J 2J2. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange Amex Equities (“NYSE Amex”).

2	BASIS OF PREPARATION

These consolidated financial statements (the “Financial Statements”) represent the first annual financial statements of the Company and its subsidiaries prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company adopted IFRS in accordance with IFRS 1, First-Time Adoption of IFRS. The first date at which IFRS was applied was January 1, 2010.

The Company has provided comparative financial information and has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. As these financial statements are prepared using IFRS, certain disclosures, and the recognition and measurement of certain balances and transactions may differ from the financial statements previously reported under Canadian generally accepted accounting principles (“Canadian GAAP”).

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Reconciliations from Canadian GAAP to IFRS for certain comparative periods, with explanations for significant differences, are included in Note 5b.

The accounting policies applied in these Financial Statements are based on IFRS for the year ended December 31, 2011, as issued and outstanding as of March 1, 2012, the date the board of directors approved the Financial Statements. Significant accounting policies used in the preparation of these Financial Statements are described in Note 3.

The Company has early adopted IFRS 9, Financial Instruments: Classification and Measurement, effective January 1, 2010. This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, for the classification and measurement of financial assets and liabilities. IFRS 9 eliminates the available for sale and held to maturity categories, and the requirement to bifurcate embedded derivatives with respect to hybrid contracts. Under IFRS 9, hybrid contracts are measured as a whole at fair value through profit or loss (“FVTPL”). Fixed income investments are measured at amortized cost if both of the following criteria are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding, otherwise fixed income investments are measured at FVTPL. Early adoption of IFRS 9 had no impact on the Company’s financial position at January 1, 2010.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated Financial Statements are described below.

a) Basis of consolidation

These consolidated financial statements include the assets, liabilities and results of operations of the Company and 100% of the following entities which are wholly owned or wholly controlled by the Company: Sprott Resource Lending Partnership; QC Services Inc.; 7603908 Canada Inc., 0854560 B.C. Ltd.; 0854561 B.C. Ltd; 0894023 B.C. Ltd.; 2265366 Ontario Inc.; Viceroy Capital Corp.; and Viceroy Gold Corporation. Viceroy Gold Corporation includes a 75% interest in the Castle Mountain joint venture. Sprott Resource Lending Partnership owns 100% of Sprott Resource Lending (AM) Limited Partnership, which owns a 50% interest in SD Holding (Sierra Leone) Partnership joint venture. SD Holding (Sierra Leone) Partnership owns 100% of SD Holding (Sierra Leone) Inc.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All consolidated entities are wholly owned and controlled by the Company, and all intercompany balances and transactions are eliminated.

b) Joint ventures

When joint approval is required from third parties to enable the implementation of the strategic operating, investing or financing matters governing affiliated entities of the Company, the affiliated entities are considered to be joint ventures. Joint ventures are accounted for using the equity method, whereby the Company records its proportionate share of an affiliate’s net assets as an equity method investment and its proportionate share of an affiliate’s net income (loss) as equity method investment income (loss). Distributions received from a joint venture are recorded as a reduction of the investment in the venture.

c) Cash and cash equivalents

Cash and cash equivalents include cash on hand with major Canadian chartered banks, as well as short-term, highly-liquid deposits and investments having maturity terms of 90 days or less at the time of acquisition, and are not subject to significant changes in fair value. Cash and cash equivalents are carried at fair value.

d) Financial assets

Initial recognition and measurement

All financial assets are initially measured at fair value plus or minus, in the case of a financial asset at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset. The Company determines the classification of its non-derivative financial assets at initial recognition.

Subsequent measurement – Financial assets at FVTPL

Investments and securities that do not meet the criteria for amortized cost (see Note 2) are classified as at FVTPL.

Investments and securities include investments in government and corporate bonds that do not meet the criteria for classification as cash and cash equivalents, investments in convertible and note debentures, and securities received through the Company’s resource lending activities such as common shares and warrants. Fair value gains (losses) of investments and securities are recognized in net income (loss) for changes in fair value incurred since the initial recognition of these financial instruments, or since the beginning of the reporting period. Purchase and sales of investments and securities are accounted for at their trade date.

The methodologies employed to determine fair values for investments and securities at FVTPL are discussed in Note 16.

Subsequent measurement – Financial assets at amortized cost

Loans and accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest method, less impairment.

Loans receivable are recorded at amortized cost, net of specific loan loss provision. Fees received for originating the loans are netted against the loans’ cost and are recognized in net interest income using the effective interest method. Fees received may include cash and/or securities in the borrower. Costs include commissions and other direct and incremental costs. Success fees earned in return for mandated lead arranger activities are not amortized over the term of the loan but are recognized into income up front.

Impairment of loans and provision for loan losses

Loans are considered to be impaired when there is objective evidence that, as a result of one or more events that have occurred after the initial recognition of the loan, the estimated future cash flows of the loan have been affected.

Objective evidence of an impairment of a loan could include: significant financial difficulty of the borrower; breach of contract such as a default or delinquency in interest or principal payments; or it becomes probable that the borrower will enter bankruptcy or other financial reorganization.

The Company first assesses whether objective evidence of impairment exists individually for loans. If the Company determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a group of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Specific provision for loan losses

At a minimum of each reporting period, management assesses whether there are indicators that loan loss provisions are required for each loan in the Company’s loan portfolio based on economic and market trends, the impairment status of loans, the quoted credit rating of the borrower, market value of the asset, and appraisals, if any, of the security underlying loans receivable. If these factors indicate that the carrying value of loans may not be recoverable, or the repayment of contractual amounts due may be delayed, management compares the carrying value of the affected loans with the discounted present values of their estimated future cash flows. To the extent that discounted estimated future cash flows are less than the loan carrying value, a specific loan loss provision is recorded. Any subsequent recognition of interest income on a loan for which a specific loan loss provision exists is calculated at the discount rate used in determining the provision, which may differ from the contracted loan interest rate.

Should the cash flow assumptions used to determine the original loan loss provision change, the loan loss provision may be reversed. A loan loss provision is reversed only to the extent than the revised carrying value of the loan does not exceed its amortized cost that would have been recorded had no loan loss provision been recognized.

Collective provision for loan losses

At each reporting period, management assesses the need for a collective provision for loan losses. Management considers many factors in determining the appropriate level of a collective provision for loan losses, including the current state of financial markets and historical life cycle losses.

e) Derivative financial instruments

Derivative financial instruments, such as forward currency contracts, are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at their fair value. Fair value is based on foreign exchange spot prices obtained in active markets. Forward currency contracts are carried as assets when fair value is positive and as liabilities when fair values are negative. Changes in fair value are recognized in net income (loss).

Certain derivatives may be embedded in other financial instruments (the host instrument), such as convertible debentures with conversion options. Embedded derivatives with host contracts that are financial assets are not separated but rather the combined contract is assessed as a whole at fair value with subsequent changes in fair value recognized in net income (loss).

f) Foreclosed properties

Foreclosed properties include properties for which the Company has taken legal title, as well as those properties for which the Company is entitled, through court order, to take title or to enforce the sale, unconditionally. When a loan is foreclosed, the value of the foreclosed property is initially measured at the lower of the carrying value or fair value less selling costs. Foreclosed properties which are in saleable condition and for which a sale is considered probable are classified as held for sale and are subsequently measured at the lower of carrying value or fair value less costs to sell. Amortization is not recorded on foreclosed properties.

g) Sold or discharged loans receivable

In the normal course of business, the Company may sell its interests in loans receivable or discharge the borrower from its loan for certain proceeds. Outstanding proceeds of sold or discharged loans receivable are reported separately from other loans receivable, and measured at their realizable value, net of expected sales costs.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

h) Long-lived assets

Land is carried at historical cost, less accumulated impairment losses, and is not depreciated. Leasehold improvements are carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over the terms of the related leases.

Computer equipment and operating software are carried at historical cost, less accumulated amortization and impairment losses, and includes software integral to the operation of the equipment. Amortization is recorded on a straight-line basis over 3 years being its estimated useful life.

Other equipment, which includes furniture and sundry equipment, is carried at historical cost, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over 5 years.

i) Impairment of long-lived assets and reversals of impairments recognized

The Company assesses, each reporting period, whether there are any indicators that the carrying values of premises and equipment and intangible assets may exceed their fair values. Such indicators may include, but are not limited to declines in market prices, changes in use of the assets or deterioration of asset condition. If such indicators are identified, the Company determines the fair values of long-lived assets based on the estimated future discounted cash flows generated by the assets, including disposals. In estimating future cash flows, the Company considers operating plans, market conditions, appraisal values and management’s best estimate of the most probable set of conditions to occur. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is determined as the higher of the fair value less costs to sell for the asset or cash generating unit (“CGU”) and its value in use. This is determined for an individual asset unless the asset does not generate cash flows that are largely independent of those from other assets or groups of assets. If this is the case, individual assets are grouped together into CGUs for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or asset groups. An impairment loss equal to the excess amount of asset carrying values over their fair value is recognized in the period in which impairment has occurred.

In subsequent periods, if the cash flow assumptions used to determine the impairment loss change, an impairment loss may be reversed. An impairment loss is reversed only to the extent than the revised carrying amount does not exceed the carrying amount of the related asset, net of accumulated amortization, that would have been recorded had no impairment loss been recognized.

j) Provisions

The Company recognizes provisions, typically for decommissioning and reclamation obligations and employee benefits, when a legal or constructive obligation exists as a result of past events, when it is probable that there will be an outflow of economic benefits from the entity, and a reliable estimate of the amount of the obligation can be made. When a provision is expected to settle beyond the immediate term, the provision is measured at the present value of future cash flows, discounted at prevailing market interest rates. With the passage of time, additional expenses are recorded as the provision accretes.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

k) Translation of foreign currencies

The presentation currency for these Financial Statements is Canadian dollars. The functional currency for Sprott Resource Lending Corp. and certain other consolidated entities is Canadian dollars, while certain consolidated entities’ functional currency is the U.S. dollar.

The assets and liabilities of subsidiaries with a U.S. dollar functional currency are translated at the exchange rate prevailing on the reporting date, and revenues and expenses at the average rates during the reporting period. Foreign currency gains or losses resulting from the translation of these subsidiaries is recorded in other comprehensive income (loss) as currency translation adjustments, which is a component of the Company’s equity.

Foreign currency translation gains or losses resulting from the translation of foreign-denominated monetary assets and liabilities into any of the consolidated entities’ functional currencies are recorded in net income (loss), unless the monetary item is deemed an investment in another consolidated entity. A monetary item is considered to be an investment in a subsidiary when settlement of the item is neither planned nor likely to occur in the foreseeable future; such foreign currency translation gains or losses, on foreign subsidiaries with a U.S. dollar functional currency, are recorded in the currency translation adjustment account. Upon disposal of a foreign subsidiary, any gain or loss accumulated in other comprehensive income (loss) is transferred to foreign exchange gain (loss) in net income (loss).

l) Interest income recognition

Interest income is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated loan interest rate. The effective interest rate is the rate required to discount the future value of all loan cash flows to their present value and is adjusted for the receipt of non-cash items in connection with the loan. Loan cash flows include principal, interest, commitment fees, renegotiation fees, forbearance fees and other sundry payments and receipts. Non-cash items include common shares or warrants received. If the discounted cash flows from renewed or renegotiated loan terms significantly differ from those of the original loan, income from existing commitment and other fees, previously not recognized through the effective interest rate of the original loan, are recorded into net income (loss) on the cancellation of the original loan, and any additional fees received are recognized through the effective interest rate of the new loan.

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new loan circumstances. These revised cash flows are discounted using the original effective interest rate to determine the impaired carrying value of the loan. Interest income is thereafter recognized on this impaired carrying value using the effective interest rate. Additional changes to the amount or timing of future cash flows could result in further loan losses, or the reversal of previous loan losses, which would also impact the amount of subsequent interest income recognized.

On some of its loans, the Company receives loan administration or syndication fees from loan syndication partners. These fees are not included in the cash flows used to determine the effective interest rate, and are amortized into net income (loss) over the estimated terms of the loans.

Loan commitment, origination, restructuring and renegotiation fees, and interest collected in advance, are netted against the loan receivable balance and recognized in net income (loss) over the estimated term of the loan. Interest penalties received as a result of loan prepayments by borrowers are recognized in net income (loss) in the period in which the prepayment is made, unless only minor modifications were made to the loan in which case they are deferred and amortized using the effective interest method. If a modification of a loan does not represent an extinguishment of the original receivable, but instead a renegotiation of an existing loan, any deferred transaction costs and fees are carried forward and amortized over the remaining term of the renegotiated debt using the effective interest method. If a modification of a loan does represent an extinguishment of the original receivable, the original loan is derecognized in its entirety and a new receivable is recognized under the new terms.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

m) Loan origination and commitment fees

Fees are generally recognized on an accrual basis when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company. Loan origination and commitment fees received for approved loans that are likely to be drawn upon are deferred (together with the related direct costs) and recognized as an adjustment to the effective interest rate on the loan. These fees are reported under deferred revenue on the consolidated balance sheet. Origination fees are recognized as income when it is considered unlikely that the loan will be entered into.

n) Management services

Certain distributions from the Partnership are payable to Sprott LP. These distributions are classified as management services expense in the Company’s Financial Statements. Calculation methodologies of the Partnership Agreement are discussed in Note 12.

o) Income taxes

Income tax expense (recovery) is comprised of current and deferred components.

Current income tax expense is the expected tax payable for the current year’s taxable income based on rates enacted or substantively enacted at the period end and any adjustment to prior year’s estimates.

Deferred income taxes are calculated using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in expected future tax rates will be recognized in net income (loss) in the period that includes the date of substantive enactment of the revised tax rates, except to the extent that deferred tax assets and liabilities related to items that are charged or credited in other comprehensive income or directly to equity. In these circumstances, deferred tax is charged or credited to other comprehensive income or to equity. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

p) Stock-based compensation

The Company grants stock options to employees, officers, directors and certain service providers. The board of directors grant such options with lives up to 5 years, with vesting periods determined at its discretion and at exercise prices equal to or greater than the Company’s closing common share price on the date of grant.

The Company determines the fair value of options granted using the Black-Scholes option pricing model. The fair value of options granted incorporates an assumption for expected option forfeitures and volatility and is determined on the grant date. The fair value of options on each vesting date are recognized as stock-based compensation expense over the vesting period.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

q) Common shares of the Company

The value of common shares issued in a public offering or private placement is equal to the cash consideration received. Common shares issued on exercise of stock options are recorded at the amount equal to the exercise price received plus the fair value of the underlying options that are transferred from contributed surplus. For common shares issued as consideration for services received, the amount credited to share capital is equal to the fair value of the services received. The number of common shares issued as consideration for services is based on a volume-weighted average trading value of the common shares. The cost of common shares repurchased and cancelled is first recognized as a reduction in equity to the extent of the average assigned carrying value of the common shares repurchased and the excess is charged to contributed surplus. The total cost is recorded at the amount paid including transaction costs.

r) Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by dividing net earnings available to common shareholders for the period by the diluted weighted average number of common shares outstanding during the period. The diluted weighted average number of shares includes the potential dilution from common shares issuable through stock options, if dilutive, using the treasury stock method. The treasury stock method assumes that the proceeds from any shares issued on the exercise of stock options are used by the Company to repurchase and cancel shares at the average market price of the Company’s share price for the period. As such, where the strike price of stock options exceeds the average market price of the Company’s shares for the reporting period, the inclusion of these shares under the treasury stock method would be anti-dilutive, so these shares are excluded from the calculation of the weighted average number of diluted common shares.

In periods that the Company reports a net loss, diluted loss per share is the same as basic loss per share, as the result would be anti-dilutive.

s) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by another party, the lessor, are classified as operating leases. Payments, including pre-payments made under operating leases are charged to net income (loss) on a straight-line basis over the period of the lease.

t) Use of estimates

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Financial statement items subject to significant management judgement include:

•

Provisions for loan losses - Management exercises judgment to determine whether indicators of loan impairment exist and if so, management must estimate the timing and amount of future cash flows from loans receivable.

•	Stock-based compensation - Inputs to the Black-Scholes option pricing model require estimates of option forfeiture rates and future share price volatility.

•

Valuation of deferred income tax assets - The valuation of deferred income tax assets requires judgments on their recoverability. Such judgments are made based on management’s estimates on the timing and amount of the Company’s future taxable income.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

•

Valuation of warrants - Inputs to the Black-Scholes option pricing model require estimates of future share price volatility. Refer to Note 17 for the sensitivity analysis performed on warrant valuation.

•

Impairment of foreclosed properties - Management exercises judgment to determine whether indicators of impairment exist and if so, management must estimate the timing and amount of future cash flows from foreclosed properties.

While management believes that these estimates and assumptions are reasonable, actual results could differ materially from those estimates.

4	STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS standards issued but not yet effective as at December 31, 2011 are listed below. This listing includes standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective. Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation — Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The Company is currently assessing the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. The Company is currently assessing the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Company is currently assessing the impact of this standard on its consolidated financial statements.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company is currently assessing the impact of this standard on its consolidated financial statements.

Amendments to Other Standards

In addition, there have been amendments to IAS 1, Presentation of items of other comprehensive income (“OCI”). IAS 1 is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The Company has not yet assessed the impact of this amendment or determined if it will adopt the standard early.

5	TRANSITION TO IFRS

The Company has adopted IFRS effective January 1, 2011 and the financial statements for the year ending December 31, 2011 are the first annual financial statements reported under IFRS, with an IFRS transition date of January 1, 2010. Prior to January 1, 2011, the Company prepared its financial statements under Canadian GAAP.

These financial statements have been prepared in accordance with the IFRS and accounting policies that were effective on December 31, 2011. However, the presentation of future reporting periods as reported in these financial statements may differ as new IFRS and accounting policies become effective.

a) Exceptions and exemptions from retrospective application of IFRS

Generally, IFRS 1, First Time Adoption of International Reporting Standards, requires retrospective application of IFRS with all cumulative adjustments to the previous Canadian GAAP balances reflected in the transition date balance sheet as at January 1, 2010. However, IFRS 1 provides certain mandatory exemptions and optional exemptions to retrospective application of IFRS of which the Company has availed the following:

i)    Stock based compensation

IFRS 1 encourages, but does not require, early application of IFRS 2, Share-based Payment, to stock options granted after November 7, 2002, and which vested before the later of January 1, 2005 and the IFRS transition date. The Company has elected not to apply IFRS 2 to stock options vested prior to January 1, 2010.

ii)    Cumulative currency translation adjustment

IFRS 1 does not require a first-time adopter to apply IAS 21, The Effects of Changes in Foreign Exchange Rates, to cumulative currency translation adjustments that existed on the IFRS transition date. The Company has elected to report only those cumulative currency translation adjustments arising after January 1, 2010. All currency translation adjustments arising prior to January 1, 2010 are reflected in retained earnings in the January 1, 2010 balance sheet, and will not be included in the gain or loss on subsequent disposals of foreign operations.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

iii)   Estimates

IFRS 1 does not permit retrospective application of other reporting standards with the benefit of hindsight. Consequently, all retrospective changes have been made using estimates consistent with those used in prior financial statements reported under Canadian GAAP.

b)    Reconciliations from Canadian GAAP to IFRS

Recognition and measurement differences exist between Canadian GAAP and IFRS in certain areas. To illustrate the effects of these differences, certain financial statements previously reported under Canadian GAAP have been reconciled to the equivalent IFRS statements, and reconciling differences explained.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Consolidated balance sheet as at January 1, 2010:

	Canadian		IFRS	IFRS
	GAAP	Note	Adjustments	Reclassifications	IFRS
	$		$	$	$

Assets
Cash and cash equivalents	4,729	(i)	(47)	-	4,682
Restricted cash	1,103	(i)	(1,103)	-	-
Loans receivable	272,197		-	-	272,197
Foreclosed properties held for sale	1,956		-	-	1,956
Equity method investments	-	(i)	633	-	633
Premises and equipment	429		-	-	429
Intangible assets	117		-	-	117
Sold loans receivable	-	(v)	-	5,958	5,958
Prepaid expenses, deposits and other receivables	6,365	(i)(v)	13	(5,958)	420
Deferred income tax assets	11,504		-	-	11,504
	298,400		(504)	-	297,896

Liabilities
Accounts payable and accrued liabilities	2,793	(i)	(191)	-	2,602
Non-recourse loan syndications	20,677		-	-	20,677
Asset retirement obligation	313	(i)	(313)	-	-
Income tax payable	161		-	-	161
Deferred income tax liabilities	549		-	-	549
	24,493		(504)	-	23,989

Shareholders’ Equity
Share capital	210,433		-	-	210,433
Contributed surplus	9,223	(ii)	315	-	9,538
Retained earnings	54,251	(ii)	(315)	-	53,936
	273,907		-	-	273,907
	298,400		(504)	-	297,896

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Consolidated balance sheet as at December 31, 2010:

	Canadian		IFRS	IFRS
	GAAP	Note	Adjustments	Reclassifications	IFRS
	$		$	$	$

Assets
Cash and cash equivalents	107,720	(i)	(31)	-	107,689
Restricted cash	776	(i)	(776)	-	-
Investments and securities	20,866		-	-	20,866
Loans receivable	90,787	(iv)	1,416	-	92,203
Foreclosed properties held for sale	29,807		-	-	29,807
Equity method investments	-	(i)	413	-	413
Premises and equipment	268		-	-	268
Intangible assets	1		-	-	1
Prepaid expenses, deposits and other receivables	504	(i)(v)	5	-	509
Income tax receivable	237		-	-	237
	250,966		1,027	-	251,993

Liabilities
Accounts payable and accrued liabilities	4,678	(i)	(315)	-	4,363
Asset retirement obligation	74	(i)	(74)	-	-
Deferred income tax liabilities	307		-	-	307
	5,059		(389)	-	4,670

Shareholders’ Equity
Share capital	218,082		-	-	218,082
Contributed surplus	10,558	(ii)	860	-	11,418
Currency translation adjustment	-	(iii)	(19)	-	(19)
Retained earnings	17,267	(ii)(iii)(iv)	575	-	17,842
	245,907		1,416	-	247,323
	250,966		1,027	-	251,993

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Consolidated statement of comprehensive loss for the year ended December 31, 2010:

	Canadian		IFRS	IFRS
	GAAP	Note	Adjustments	Reclassifications	IFRS
	$		$	$	$

Interest income
Interest income	10,118	(iv)(v)	14,719	11	24,848
	10,118		14,719	11	24,848

Other loan (expense) income
Loan loss expense, net of recoveries	(21,760)	(iv)	(13,303)	-	(35,063)
Financing fees	(350)		-	-	(350)
Gain on sale of loans and foreclosed properties	249		-	-	249
Loss on revaluation of foreclosed properties held for sale	(200)		-	-	(200)
Syndication fees, net of interest expense	(131)	(v)	-	34	(97)
	(22,192)		(13,303)	34	(35,461)

Other income (loss)
Equity method investment (loss) income	-	(i)	(192)	-	(192)
Unrealized gain on investments and securities	55		-	-	55
Foreign exchange (loss) gain	77		-	-	77
	132		(192)	-	(60)
Net interest and other loan (expense) income	(11,942)		1,224	45	(10,673)

General and administrative expense
Salaries and benefits	8,082		-	-	8,082
Office and other	1,538	(iii)(v)	(19)	6	1,525
Stock-based compensation	1,417	(ii)	545	-	1,962
Legal and professional services	1,524	(v)	-	15	1,539
Regulatory and shareholder relations	434		-	-	434
Resource asset related expenses	199	(i)(v)	(192)	(7)	-
Directors’ fees	195	(v)	-	31	226
Management services	604		-	-	604
	13,993		334	45	14,372
(Loss) income before income taxes	(25,935)		890	-	(25,045)

Income tax (recovery) expense
Current	(233)		-	-	(233)
Future	11,282		-	-	11,282
	11,049		-	-	11,049
Net (loss) income	(36,984)		890	-	(36,094)

Other comprehensive (loss) income
Currency translation adjustment	-	(iii)	(19)	-	(19)
	-		(19)	-	(19)

Net comprehensive (loss) income	(36,984)		871	-	(36,113)

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Notes to IFRS adjustments and reclassifications

i)    Equity method accounting

Under Canadian GAAP, the Company accounted for its 75% holding in Castle Mountain Venture (“CMV”) using the proportionate consolidation method. Accordingly, 75% of all balance sheet items from CMV were included in the consolidated balance sheet on a line-by-line basis, and 75% of CMV’s income statement balances were under the “resource asset related expenses” line item in the consolidated statement of comprehensive loss.

Under IFRS, the Company accounts for its holding in CMV using the equity method. Accordingly, 75% of the joint venture’s net assets are combined into one line item, “equity method investments” in the consolidated balance sheet and 75% of the joint venture’s net income (loss) is included under “equity method investment income (loss)” in the consolidated statement of comprehensive income (loss). Subsequent to initial recognition, the equity method investment is increased for equity method investment income and additional contributions to the joint venture, and is decreased for equity method investment losses and receipts from the joint venture.

ii)    Stock-based compensation

Under Canadian GAAP, the Company amortized the total fair value of each stock option grant into net income (loss) on a straight-line basis over the vesting period.

Under IFRS, options granted in one tranche that vest on a graded basis (i.e. over a series of separate dates) are treated as a number of separate option grants. The fair values of options vesting on each separate date are amortized to net income (loss) over the lives of each unique vesting period. Total stock-based compensation for an option grant is ultimately the same under IFRS as under Canadian GAAP, but a greater portion of the expense is recognized in the early vesting periods and a lower portion in the later vesting periods under IFRS compared with Canadian GAAP.

iii)    Currency translation adjustments

Under Canadian GAAP, the Company used the current rate method to translate the accounts of foreign-based subsidiaries. As such, foreign exchange gains and losses would have ordinarily been recorded to a currency translation adjustment account in equity. However, as the Company’s net investment in its foreign subsidiary was negative, translation gains and losses arising from the consolidation of foreign-based subsidiaries into Canadian dollars were recorded in net income (loss). The Company also recorded all gains and losses arising from the translation of intercompany receivables and payables denominated in foreign currencies directly in net income (loss).

Under IFRS, currency translation gains and losses arising from the consolidation of foreign-based subsidiaries are recorded in a currency translation account in equity and are released into net income (loss) only on the disposal of the entity. Also, gains or losses arising from the translation of foreign-denominated intercompany receivables and payables are ordinarily recorded in net income (loss), unless they are deemed to be investments in subsidiaries, in which case they are recorded in a currency translation adjustment account.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

iv)    Loan interest and income on impaired loans

Under Canadian GAAP, the Company did not record interest income on loans that were classified as impaired. Loans were classified as impaired when they were 90 days or more past due, or when the timely collection of accrued interest and principal was unlikely.

Under IFRS, the Company continues to record loan interest income on impaired loans and then provide a loan loss expense upon assessment of discounted cash flows for each loan. As described further in Note 3(l), interest on impaired loans is calculated using the effective interest rate of the loan applied against the impaired loan carrying value rather than the original loan carrying value.

v)    IFRS reclassifications

Certain balances and transactions have been reclassified in the IFRS financial statements to separate them from balances and transactions of a dissimilar nature. In addition, certain financial statement line captions have been reworded to more specifically describe the nature of related balances and transactions.

6	INVESTMENTS AND SECURITIES AT FVTPL

The Company holds investment portfolios with two Canadian chartered financial institutions which hold a series of short term and long term bonds. The bonds are considered liquid as the Company can sell its holdings in an active market at any time. The fair value of bonds may fluctuate for factors such as the accrual or payment of interest, changes to market interest rates or changes to the risk profiles of the bonds.

Common shares held by the Company are publicly traded on recognized stock exchanges. The Company determines the fair value of common shares based on the most recent trading price quoted on the applicable stock exchange. Common shares are held in connection with resource lending activities and do not represent a significant or controlling interest in the underlying investee. The Company is subject to certain holding periods before trading in these shares is permitted.

The Company holds warrants in connection with its resource lending activities. Certain warrants held by the Company are publicly traded on recognized stock exchanges and the Company determines the fair value of these warrants based on the most recent trading price quoted on the applicable stock exchange. Warrants held by the Company where market quotations are not readily available are fair valued using the Black-Scholes option pricing model.

During the year ended December 31, 2011, the Company participated in a convertible debenture in connection with a borrower. The debenture is convertible at the holder’s option into common shares of the borrower at any time prior to the maturity date at a stated conversion price per share. Each principal amount is convertible into a specified number of common shares.

The Company also holds units in a publicly traded gold-linked note where fair value is based on the most recent trading price quoted on the applicable stock exchange. The note bears semi-annual interest and is dependent on the average of the London PM Gold Fixing Price. The note is included in debentures.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Investments and securities at FVTPL include:

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$
Managed investment portfolios:
Corporate and government bonds	40,402	19,998	-

Securities at FVTPL:
Common shares	3,125	868	-
Warrants	2,665	-	-
Debentures	1,610	-	-
Total	47,802	20,866	-

The fair value of warrants, where market quotations are not readily available, were determined using the Black-Scholes pricing model with the following assumptions as at December 31, 2011:

Warrants:	Expiry	Number of	Strike	Closing	Fair
Issuer	Date	Warrants Held	Price	Price	Value
African Minerals Limited	Feb 2014	325,000	£6.00	£4.36	$156
African Minerals Limited	Feb 2016	625,000	£4.25	£4.36	$1,112
North American Palladium	Oct 2014	25,000	US$217	US$229	$1,296

Total fair value of warrants not publicly traded					$ 2,564

The weighted average volatility used to determine the fair value of these warrants is 30 percent. Each whole warrant for African Minerals Limited entitles the holder to purchase one common share. Each whole warrant for North American Palladium entitles the holder to purchase 0.35 of an ounce of palladium.

Refer to Note 17 for market risk sensitivity analysis on common shares and warrants held.

Changes to the carrying values of investments and securities at FVTPL during the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	$	$
Balance, beginning of year	20,866	-
Fair value on acquisition or receipt	31,487	20,811
Proceeds on sale of common shares and warrants	(3,066)	-
Realized gain (loss) on sale of common shares and warrants	(1,059)
Fair valuation (loss) gain	(426)	55
Balance, end of year	47,802	20,866

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

7	LOANS RECEIVABLE

a) Components of loans receivable

Loans receivable are reported at their amortized cost using the effective interest method. By applying this method, a loan is carried at the present value of all expected cash flows of the loan; these cash flows include principal advances and repayments, interest repayments or any structuring, legal or sundry costs paid or fees received throughout the loan term. As such, structuring fees received on origination, net of any origination costs, are deferred in the carrying value of the loan and amortized into interest income over the loan term. The amortized cost of a loan is then reduced by a loan loss provision, when required.

The carrying value of the Company’s loan portfolio comprises the following components:

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$
Resource loans
Loan principal	119,811	5,000	-
Accrued interest	616	15	-
Deferred income and other, net	(6,669)	(723)	-
Amortized cost, before loan loss provisions	113,758	4,292	-
Loan loss provisions	-	-	-
Carrying value of resource loans receivable	113,758	4,292	-

Real estate loans(1)
Loan principal	22,554	113,484	303,606
Accrued interest and deferred costs, net	7,860	6,569	1,871
Amortized cost, before loan loss provisions	30,414	120,053	305,477
Loan loss provisions	(8,023)	(32,142)	(33,280)
Carrying value of real estate loans receivable	22,391	87,911	272,197

Total carrying value of loans receivable	136,149	92,203	272,197

(1) Amounts exclude foreclosed properties held for sale, see note 8.

b)      Past due loans that are not impaired

Loans are classified as past due when a loan is outstanding past the scheduled maturity or interest payment date. This may arise in the normal course of business as a result of various factors including refinancing, resource production, or construction delays.

All past due loans as at December 31, 2011 and 2010 were classified as impaired, and the past due loans that were not impaired at January 1, 2010 were real estate loans.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

c)    Impaired loans and loan loss provisions

As at December 31, 2011, the Company performed a comprehensive review of each loan in its loan portfolio to determine the requirement for loan loss provisions.

(i)    Real estate loans

All impaired loans as at December 31, 2011 and 2010, and January 1, 2010 are real estate loans. The carrying values of the Company’s impaired loans and loan loss provisions are as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
	Number		Number		Number
Real estate loans	of Loans	$	of Loans	$	of Loans	$
Gross carrying value of impaired loans with loan loss provisions	1	30,414	13	110,146	14	134,219
Loan loss provisions		(8,023)		(32,142)		(33,280)
	1	22,391	13	78,004	14	100,939
Carrying value of impaired loans without loan loss provisions	-	-	1	9,907	3	41,761
Total carrying value of impaired loans, net of loan loss provisions	1	22,391	14	87,911	17	142,700

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new loan circumstances. These revised cash flows are discounted using the original effective interest rate to determine the impaired carrying value of the loan. Interest income is thereafter recognized on this impaired carrying value using the effective interest rate. Additional changes to the amount or timing of future cash flows could result in further loan losses, or the reversal of previous loan losses, which would also impact the amount of subsequent interest income recognized.

Interest income on impaired loans and the changes in the Company’s loan loss provision during the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	$	$
Interest income on impaired loans	5,355	14,719

Loan loss provision
Balance, beginning of year	32,142	33,280
Loan loss expense, net of recoveries(1)	4,544	29,988
Written off on loan sale, discharge or transfer to foreclosed properties	(28,663)	(31,126)
Balance, end of year	8,023	32,142

(1)

In the year ended December 31, 2011, the Company recorded $4,909 (2010 - $32,610) in additional loan loss provisions and $365 (2010-$2,622) in loan loss recoveries. Additional provisions of $5 were recorded on miscellaneous expenses related to real estate loans.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

(ii)    Resource loans

As at December 31, 2011 and 2010, and January 1, 2010, the Company did not have any impaired resource loans.

The Company has determined that a provision for collective impairment is not required as at December 31, 2011 and 2010.

d)    Sale or discharge of loans and foreclosed properties

During the years ended December 31, 2011 and 2010, the Company sold certain loans receivable and foreclosed properties. A summary of these transactions is as follows:

	2011	2010
	$	$
Proceeds, net of closing costs	47,936	83,123
Loan carrying values, net of loan loss provisions	(46,849)	(82,557)
Net gain	1,087	566
Net gain reported as loan loss recovery	919	317
Net gain reported as a gain on sale of loans and foreclosed properties	168	249
	1,087	566

All loans sold or discharged during the years ended December 31, 2011 and 2010 were real estate loans. As at December 31, 2011, proceeds of $347 were outstanding and are recorded on the consolidated balance sheet in loan fees and sold or discharged loans receivable (December 31, 2010 - $nil, January 1, 2010 - $5,958)

e)    Loan commitments

As at December 31, 2011, the Company is committed to providing up to $5 million in resource loan advances. Included in these amounts are contractual commitments, however, these advances are subject to a number of conditions precedent, the completion of due diligence, no material adverse changes in the assets, business or ownership of the borrower, and other terms.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

f)    Property sector distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding loan principal balances by property sector:

	December 31, 2011		December 31, 2010		January 1, 2010
	Number		Number		Number
	of Loans	$	of Loans	$	of Loans	$
Resource loans
Metals and mining	9	108,175	1	5,000	-	-
Energy	2	11,636	-	-	-	-
Total resource loan principal	11	119,811	1	5,000	-	-
Real estate loans
Land under development	-	-	7	51,877	14	131,032
Commercial and residential	1	22,554	4	33,934	12	94,256
Construction	-	-	3	27,673	7	78,318
Total real estate loan principal	1	22,554	14	113,484	33	303,606
Total loan principal	12	142,365	15	118,484	33	303,606

g)    Geographic distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding loan principal balances by principal geographic location of the underlying security or borrower:

	December 31, 2011		December 31, 2010		January 1, 2010
	Number		Number		Number
	of Loans	$	of Loans	$	of Loans	$
Resource loans
Canada	6	61,386	-	-	-	-
Sierra Leone	1	25,425	-	-	-	-
United States of America	2	21,500	-	-	-	-
Chile	1	8,000	1	5,000	-	-
Mexico	1	3,500	-	-	-	-
Total resource loan principal	11	119,811	1	5,000	-	-
Real estate loans
Prairies	1	22,554	8	80,163	13	120,912
British Columbia	-	-	5	31,851	15	141,694
Ontario	-	-	1	1,470	5	41,000
Total real estate loan principal	1	22,554	14	113,484	33	303,606
Total loan principal	12	142,365	15	118,484	33	303,606

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

h)     Priority of security charges

The following table summarizes the distribution of the Company’s outstanding loan principal balances by priority:

	December 31, 2011		December 31, 2010		January 1, 2010
	Number		Number		Number
	of Loans	$	of Loans	$	of Loans	$
Resource loans
Senior priority	11	119,811	1	5,000	-	-
Real estate loans
Senior priority	1	22,554	12	111,345	32	302,938
Second priority	-	-	2	2,139	1	668
Total loan principal	12	142,365	15	118,484	33	303.606

i)     Other loan income

Other loan income consists of success fees earned in return for mandated lead arranger activities, loan arrangement fees, and loan origination and commitment fees received on loans not likely to close. During the year ended December 31, 2011, the Company received $1,604 in success fees and $109 in loan arrangement fees, The Company also recognized into income $1,523 in loan origination and commitment fees on loans not likely to be entered into.

8      FORECLOSED PROPERTIES

When the Company takes or has the legal right to take title of the security underlying an impaired loan, the carrying value of the loan, which comprises principal, accrued interest and deferred fees and a loan loss provision, is reclassified from loans receivable to foreclosed properties. When foreclosed properties are in saleable condition and management expects that a sale of the properties is probable, they are classified as held for sale and are measured at the lower of their carrying value and fair value less costs to sell. Reductions in the carrying values of foreclosed properties are reported as losses on revaluation of foreclosed properties.

As at December 31, 2011 and 2010, and January 1, 2010, all foreclosed properties were classified as held for sale and changes to the balance of foreclosed properties are as follows:

	2011		2010
	Number of		Number of
	Properties	$	Properties	$
Balance, beginning of year	3	29,807	1	1,956
Properties foreclosed	1	990	3	30,007
Foreclosed properties sold	-	-	(1)	(1,956)
Revaluation of foreclosed properties	-	(853)	-	(200)
Balance, end of year	4	29,944	3	29,807

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

9        PREMISES AND EQUIPMENT

		Leasehold	Computer	Office
	Land	Improvements	Equipment	Equipment	Total
Cost	$	$	$	$	$
At January 1, 2010	35	370	394	93	892
Additions	-	-	19	-	19
Disposals	-	(1)	-	-	(1)
At December 31, 2010	35	369	413	93	910
Additions	-	-	8	-	8
Disposals	-	-	-	-	-
At December 31, 2011	35	369	421	93	918

		Leasehold	Computer	Office
	Land	Improvements	Equipment	Equipment	Total
Accumulated amortization	$	$	$	$	$
At January 1, 2010	-	162	280	21	463
Net amortization recorded in office and other expense	-	74	94	11	179
At December 31, 2010	-	236	374	32	642
Net amortization recorded in office and other expense	-	75	28	11	114
At December 31, 2011	-	311	402	43	756

Net carrying values
At January 1, 2010	35	208	114	72	429
At December 31, 2010	35	133	39	61	268
At December 31, 2011	35	58	19	50	162

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

10      EQUITY METHOD INVESTMENTS

Summarized financial information of the Company’s joint ventures accounted for using the equity method is as follows:

	December 31	December 31	January 1
	2011	2010	2010
Equity method investments	$	$	$
SD Holding (Sierra Leone) Partnership	175	-	-
Castle Mountain Venture	266	413	633
Total net assets included in equity method investments	441	413	633

	Years Ended December 31
	2011	2010
Equity method investment income (loss)	$	$
SD Holding (Sierra Leone) Partnership	754	-
Castle Mountain Venture	(152)	(192)
Total net income (loss) included in equity method investment income (loss)	602	(192)

SD Holding (Sierra Leone) Partnership

Through its wholly owned subsidiary, SR Lending (AM) Limited Partnership, the Company holds a 50% interest in SD Holding (Sierra Leone) Partnership (“SD Holding”), which was established in February 2011 to administer one of the Company’s resource loans. Joint control of SD Holding is established as all strategic and operating decisions for SD Holding require approval by both joint venture partners (see note 20).

A summary balance sheet for SD Holding is as follows:

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$
Assets	426	-	-
Liabilities	75	-	-
Total net assets	350	-	-
50% of total net assets included as equity method investment	175	-	-

A summary statement of income for SD Holding is as follows:

	Years Ended December 31
	2011	2010
	$	$
Revenue	3,442	-
Expenses	1,860	-
Net income	1,582	-
Net income after tax	1,509
50% of net income included in equity method investment income	754	-

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Castle Mountain Venture

Through its wholly owned subsidiary, Viceroy Gold Corporation, the Company holds a 75% interest in Castle Mountain Venture (“CMV”), which owns and is currently reclaiming a mineral resource property. Joint control of CMV is established as all significant operating plans, budgets and expenditures for Castle Mountain require approval by both joint venture partners.

A summary balance sheet for CMV is as follows:

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$
Assets	684	1,070	1,516
Liabilities	329	519	672
Total net assets	355	551	844
75% of total net assets included as equity method investment	266	413	633

A summary statement of income (loss) for CMV is as follows:

	Years Ended December 31
	2011	2010
	$	$
Revenue	101	52
Expenses	304	308
Net loss	(203)	(256)
75% of net loss included in equity method investment loss	(152)	(192)

CMV’s primary operating activities relate to the reclamation of the non-operational Castle Mountain mining property. A provision for the CMV reclamation obligation has been included in the entity’s liabilities, and is determined as the present value of expected reclamation expenditures. In determining this provision, a discount rate of 6.50% has been used, and judgment has been employed as to the timing and amount of future reclamation cash flows. As at December 31, 2011, the expected future reclamation cash flows are as follows:

	2012	2013	2014	2015	2016	Total
	$	$	$	$	$	$
CMV undiscounted reclamation expenditures	26	9	17	9	17	78

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The following table shows changes to the discounted value of the expected future reclamation cash flows for the years ended December 31, 2011 and 2010:

		75%
		Company
	100% CMV	Interest
	$	$
At January 1, 2011	98	74
Reclamation expenditures	(30)	(23)
Accretion	5	4
Foreign exchange revaluation	1	1
At December 31, 2011	74	56

		75% Company
	100% CMV	Interest
	$	$
At January 1, 2010	417	313
Reclamation expenditures	(325)	(244)
Accretion	23	17
Foreign exchange revaluation	(17)	(12)
At December 31, 2010	98	74

As at December 31, 2011, $678 in restricted cash was held by CMV as security for future reclamation expenditures (December 31, 2010 - $1,035, January 1, 2010 - $1,471).

Changes to restricted cash in the years ended December 31, 2011 and 2010 are as follows:

		75% Company
	100% CMV	Interest
	$	$
At January 1, 2011	1,035	776
Actual expenditures and bank charges	(380)	(285)
Foreign exchange revaluation	23	18
At December 31, 2011	678	509

		75% Company
	100% CMV	Interest
	$	$
At January 1, 2010	1,470	1,103
Actual expenditures and bank charges	(357)	(268)
Foreign exchange revaluation	(78)	(59)
At December 31, 2010	1,035	776

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

11	SHARE CAPITAL

	a)	Authorized

Unlimited first and second preferred shares. Unlimited common shares without par value.

	b)	Common shares issued and outstanding

	Number of	Assigned
	Shares	Value
		$
Balance, January 1, 2011	154,694,758	218,082
Repurchased and cancelled – normal course issuer bid	(1,421,712)	(2,007)
Issued on exercise of stock options	950,000	1,693
Balance, December 31, 2011	154,223,046	217,768

	Number of	Assigned
	Shares	Value
		$
Balance, January 1, 2010	151,342,734	210,433
Repurchased and cancelled – normal course and substantial issuer bids	(12,302,142)	(17,105)
Issued through private placement	15,625,000	24,699
Issued on exercise of stock options	29,166	55
Balance, December 31, 2010	154,694,758	218,082

On March 16, 2011, the Company received regulatory approval to repurchase and cancel up to 9,881,214 of its issued and outstanding common shares by way of a normal course issuer bid (the “2011 NCIB”), which will expire on March 15, 2012. As at December 31, 2011, 1,449,612 of common shares at an average price of $1.36 per share were repurchased under the 2011 NCIB for a total consideration of $1,974. As at December 31, 2011, a total of 1,421,712 common shares have been cancelled and returned to treasury and 27,900 remain as treasury shares in the Company, which were cancelled and returned to treasury subsequent to December 31, 2011. Total cost, including fees, was first charged to share capital to the extent of the average assigned carrying value of the common shares repurchased and the excess of $72 was credited to contributed surplus.

c)        Dividends

Total dividends paid during the year ended December 31, 2011 were $3,096. The Company’s board of directors approved the payment of a dividend of $0.01 per common share on December 6, 2011 to common shareholders of record at the close of business on November 21, 2011. Also refer to Note 21.

d)        Stock options outstanding

The Company has a stock option plan under which the Company may grant options to employees, officers, directors and certain service providers, for up to 10% of the then issued and outstanding common shares, with not more than 5% of the then issued and outstanding common shares being granted to any one person in the form of stock options. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Vesting, expiration and any performance terms of the option agreement are at the discretion of the board of directors. Exercised options are settled with the issuance of common shares in the Company.

Changes in the number of stock options outstanding for the years ended December 31, 2011 and 2010 are as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price
		$
Balance, January 1, 2011	8,635,000	1.66
Granted	600,000	1.72
Exercised	(950,000)	1.35
Expired	(235,000)	1.94
Forfeited	(125,000)	1.70
Balance, December 31, 2011	7,925,000	1.70
Options exercisable at December 31, 2011	5,154,098	1.74

		Weighted
		Average
	Number of	Exercise
	Options	Price
		$
Balance, January 1, 2010	2,680,000	2.21
Granted	6,975,000	1.53
Exercised	(29,166)	1.35
Expired	(820,000)	2.38
Forfeited	(170,834)	1.35
Balance, December 31, 2010	8,635,000	1.66
Options exercisable at December 31, 2010	3,045,322	1.84

The fair value of options granted were estimated at the time of grant using the Black-Scholes option pricing model.

On a weighted average basis, the Black-Scholes model inputs and fair valuation of options granted in the year ended December 31, 2011 are as follows:

	2011	2010
Share price on grant date	$1.72	$1.47
Exercise price	$1.72	$1.53
Expected forfeiture rate	0.00%	0.00%
Expected volatility[1]	53.35%	53.80%
Expected option life in years	3 years	3 years
Expected dividend rate	0.00%	0.00%
Risk-free interest rate	1.73%	1.36%
Black-Scholes fair value	$0.63	$0.53

1 Expected volatility is based on the historical share price volatility over the same duration to the date of grant as the expected life of each option grant.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011:

Options Outstanding				Options Exercisable
		Weighted	Weighted		Weighted
Range of	Number of	Average	Average	Number of	Average
Exercise	Options	Remaining	Exercise	Options	Exercise
Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.01 to 1.49	3,400,000	2.98	1.32	2,341,622	1.31
1.50 to 1.99	3,575,000	3.47	1.81	1,862,476	1.83
2.00 to 2.49	500,000	1.27	2.08	500,000	2.08
3.00 to 3.49	450,000	0.36	3.23	450,000	3.23
	7,925,000	2.94	1.70	5,154,098	1.74

12	MANAGEMENT SERVICES

Management services fees are incurred by the Company pursuant to the Agreements discussed in Note 1.

As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as follows:

• Base management fee at a rate of $100 per year and accrued for and paid quarterly;

• 2% of the average net assets under management of the Partnership less certain executive and director compensation; and

•

20% of the adjusted Partnership net income before taxes in excess of an annual hurdle equal to the product of average net resource assets under management and the average 3-year Government of Canada bond yield or similar index, capped at 6% (effective June 1, 2011) and the average 30-year Government of Canada bond yield (prior to June 1, 2011).

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Management fees for the year ended December 31, 2011 are as follows:

	Years Ended December 31
	2011	2010
Base management fee	100	31
2% of average net resource assets[1]	3,349	573
20% of adjusted net resource income net of annual hurdle[2]	-	-
Management services expense	3,449	604

[1]

Average net resource assets include resource loans and net assets available for the purposes of resource loan origination. Fees incurred and accrued in the current year are paid annually when sufficient income from resource lending has been earned, or on the termination of the Partnership.

[2]

Adjusted net resource income includes resource loan-related income, net of certain corporate level costs. The adjusted net income (loss) for the year ended December 31, 2011 of $5,376 (December 31, 2010 - $(1,175)) combined with prior unmet hurdle amounts will be carried forward and applied against future adjusted net resource income. The total cumulative unmet hurdle amounts to $883.

13	INCOME TAXES

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada. The Company has not recognized a deferred income tax asset due to the uncertainty of their recovery.

a) Income tax (recovery) expense consists of the following:

		Years Ended December 31
		2011	2010
		$	$
Current
Canada	Current income tax charge (benefit)	6,059	-
	Benefit arising from previous unrecognized tax assets	(6,063)	-
United States	Current income tax charge (benefit arising
	from previous unrecognized tax assets)	40	(233)
Total current (recovery) expense		36	(233)

Deferred
Canada	Deferred tax (recovery) expense	-	11,503
United States	Deferred tax (recovery) expense	(97)	(221)
Total deferred (recovery) expense		(97)	11,282
Total income tax (recovery) expense		(61)	11,049

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

b)

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial statutory income tax rates to the income (loss) before income tax provision due to the following:

	Years Ended December 31
	2011	2010
	$	$

Statutory tax rate	27.72%	28.88%

Income taxes at statutory rates	672	(7,025)
Increase (decrease) in taxes from:
Non-deductible differences	267	583
Change in enacted tax rates	(84)	578
Tax assets not recognized	(912)	17,311
Other	(4)	(398)
Total income tax (recovery) expense	(61)	11,049

c)	The significant components of the deferred income tax assets and liabilities are as follows:

	December 31	December 31	January 1
	2011	2010	2010
	$	$	$
Non-capital loss carry-forwards	-	-	8,682
Capital loss carry-forwards	-	-	-
Premises and equipment	-	-	86
Specific loan loss provisions	-	-	999
Resource deductions	-	-	394
Other	-	-	1,343
Deferred income tax asset	-	-	11,504

Deferred gain and other	214	307	549
Deferred tax liability	214	307	549

d)

The Company has non-capital losses of approximately $24,065 (December 31, 2010 - $45,932) and capital losses of approximately $60,826 (December 31, 2010 - $60,826) available to apply against future Canadian income for tax purposes. In addition, should the Company dispose of its foreclosed properties held for sale at their carrying value, the Company would realize approximately $26,781 in additional non-capital losses. The following chart details the expiry date, if applicable, of the unrecognized deferred income tax assets (in thousands of Canadian dollars):

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

	December 31, 2011			December 31, 2010			January 1, 2010
			Other			Other			Other
	Non-		Deferred	Non-		Deferred	Non-		Deferred
	Capital	Foreclosed	Income	Capital	Foreclosed	Income Tax	Capital	Foreclosed	Income Tax
	Losses	Properties	Tax Assets	Losses	Properties	Assets	Losses	Properties	Assets
	$	$	$	$	$	$	$	$	$

2011	-	-	-	-	-	879	-	-	775
2012	-	-	879	-	-	879	-	-	775
2013	-	-	422	-	-	422	-	-	775
2014	-	-	104	-	-	104	-	-	318
2015	-	-	-	6,704	-	-	6,704	-	-
2016 – 2027	-	-	-	-	-	-	-	-	-
2028	19	-	-	2,286	-	-	2,319	-	-
2029	10,885	-	-	23,787	-	-	23,787	-	-
2030	13,155	-	-	13,155	-	-	-	-	-
2031	6	-	-	-	-	-	-	-	-
Do not expire	-	26,781	15,805	-	10,496	12,601	-	-	8,927
Total	24,065	26,781	17,210	45,932	10,496	14,885	32,810	-	11,571

14	COMMITMENTS AND CONTINGENCIES

a) Operating lease, loan and other commitments

The Company has entered into operating leases for office premises and has committed to office- related costs through 2013. The Company has also employed two officers to provide resource lending advisory services to the Company through September 2012. The officers are related to the Company by virtue of their representation on the board of directors. Refer to Note 20.

As at December 31, 2011, the remaining payments for the employment contracts and the operating lease and office costs are due as follows:

	2012	2013	2014	2015	2016	Total
	$	$	$	$	$	$
Employment contracts for resource lending advisory services	288	-	-	-	-	288
Operating lease and office costs	783	177	-	-	-	960
Total commitments	1,071	177	-	-	-	1,248

As at December 31, 2011, the Company maintains surety bonds of $51 (US$51) (December 31, 2010 - US$345; January 1, 2010 – US$886) as guarantees for compliance with the reclamation obligations of the Castle Mountain Venture.

The Company’s loan commitments are disclosed in Note 7(e).

b) Legal proceedings

The Company and a subsidiary are subject to various legal proceedings as at December 31, 2011. While the final outcome of such legal proceedings cannot be predicted with certainty and there can be no assurance that such matters will be resolved in the Company's favour, it is the opinion of the Company’s management that the resolution of such proceedings will not have a material impact on the Company's consolidated financial position, results of operations or liquidity.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

15	INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates. Based on current differences as at December 31, 2011, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would increase net interest income over the next 12 months by $378. An immediate and sustained 100 basis point decrease in interest rates would decrease net interest income over the next 12 months by $336.

The carrying amounts of assets and liabilities in the following table are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates, as at December 31, 2011:

	Floating	Within 6	6 to 12	1 to 3	Over	Non - Interest
December 31, 2011	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	36,994	45,861	43,864	74,847	1,854	49,401	252,821
Total liabilities and equity	-	-	-	-	-	(252,821)	(252,821)
Difference	36,994	45,861	43,864	74,847	1,854	(203,420)	-
Cumulative difference	36,994	82,855	126,719	201,566	203,420	-	-
Cumulative difference as a percentage of total assets	14.6%	32.8%	50.1%	79.7%	80.5%	-	-

	Floating	Within 6	6 to 12	1 to 3	Over	Non Interest
December 31, 2010	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	107,689	129,946	4,680	10,268	-	(590)	251,993
Total liabilities and equity	-	(1,015)	-	-	-	(250,978)	(251,993)
Difference	107,689	128,931	4,680	10,268	-	(251,568)	-
Cumulative difference	107,689	236,620	241,300	251,568	251,568	-	-
Cumulative difference as a percentage of total assets	42.7%	93.9%	95.8%	99.8%	99.8%	-	-

	Floating	Within 6	6 to 12	1 to 3	Over	Non Interest
January 1, 2010	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	58,812	228,818	16,993	3,500	-	(10,227)	297,896
Total liabilities and equity	-	(17,505)	(2,500)	-	-	(277,891)	(297,896)
Difference	58,812	211,313	14,493	3,500	-	(288,118)	-
Cumulative difference	58,812	270,125	284,618	288,118	288,118	-	-
Cumulative difference as a percentage of total assets	19.7%	90.7%	95.5%	96.7%	96.7%	-	-

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

16	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market. Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

Fair values of financial instruments are assessed according to a hierarchy which ranks the inputs underlying the fair value determination. The three levels of the fair value hierarchy are:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.
Level 3:	Inputs that are not based on observable market data.

Except for loans receivable, which are recorded at amortized cost, all financial instruments are recorded at their fair values in the consolidated balance sheet.

December 31, 2011	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments and securities at FVTPL:
Corporate and government bonds	-	40,402	-	40,402
Common shares	3,125	-	-	3,125
Warrants	101	-	2,564	2,665
Debentures	854	756	-	1,610
Derivative asset	-	76	-	76
Total financial assets	4,080	41,234	2,564	47,878

A reconciliation of the changes during the year for the Level 3 fair value measurements is as follows:

2011
$
Balance, beginning of year	-
Fair value on acquisition or receipt	4,878
Proceeds on sale of warrants	(402)
Realized loss on sale of warrants recorded in profit or loss	(87)
Realized loss on cancellation of warrants recorded in profit or loss	(727)
Fair valuation loss recorded in profit or loss	(1,098)
Balance, end of year	2,564

The fair values of the Company’s investments in corporate and government bonds are determined by reference to quoted market prices or estimated using discounted cash flow calculations based upon prevailing market rates.

The fair values of common shares are based on quoted prices in active markets.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The fair values of warrants which are publicly traded on recognized stock exchanges are fair valued based on the most recent trading price quoted on the applicable stock exchange. The fair values of warrants where market quotations are unavailable are generally based on inputs other than quoted prices. The Company utilizes the Black-Scholes option pricing model in determining the fair value of these warrants which is greatly influenced by the term of warrant and the volatility inherent in the underlying common shares of the securities issuer. In determining appropriate volatility to be utilized, the Company uses management judgment but considers historical market data of the security issuers’ underlying shares. The fair value of the warrants are not necessarily representative of the amounts realizable in immediate settlement of the instruments.

The fair values of debentures are generally based on quoted market prices.

As at December 31, 2011, the Company holds a derivative forward currency contract with a Canadian chartered bank to mitigate its exposure to foreign exchange risk on its resource loans denominated in US dollars. The forward contract is to sell $25,000 US dollars in exchange for $25,501 Canadian dollars. The contract has an option dated delivery and will be settled within the next six months. The Company has elected not to apply hedge accounting and accordingly fair values its forward contract using published spot rates with resulting fair value gains and losses recorded in net income (loss).

The fair value of loans receivable reflect changes in the general level of interest rates that have occurred since the loans were originated, net of any loan loss provisions. These instruments lack an available trading market and are not typically exchanged, and have been valued at amortized cost. Their fair values are not necessarily representative of the amounts realizable in immediate settlement of the instruments. For fixed rate loans, fair values are determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks. The Company adjusts the fair value of loans to take account of any significant changes in credit risks using observable market inputs in determining the counterparty credit risks of loans, net of loan loss provisions on the loans.

The fair values of the Company’s financial instruments are as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	31,994	31,994	107,689	107,689	4,682	4,682
Restricted cash	5,000	5,000	-	-	-	-
Investments and securitiesat FVTPL:
Bonds	40,402	40,402	19,998	19,998	-	-
Common shares	3,125	3,125	868	868	-	-
Warrants	2,665	2,665	-	-	-	-
Debentures	1,610	1,610	-	-	-	-
Loans receivable, net of loan loss provisions	136,149	136,891	92,203	92,203	272,197	272,142
Derivative asset	76	76	-	-	-	-
Total	221,021	221,763	220,758	220,758	276,879	276,824

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

17	CAPITAL AND RISK MANAGEMENT

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lenders, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the board of directors. The board of directors directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity and energy prices for its resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity or energy prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

•	emphasis on first priority secured financings;
•	the investigation of the creditworthiness of all borrowers;
•	the employment of qualified and experienced loan professionals;
•	a review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;
•	continuous written status updates provided on the business plans and if applicable, progress thereon;
•	the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and
•	a legal review which is performed to ensure that all due diligence requirements are met prior to funding.

The Company is also working on real estate loan remediation and the collection of real estate loans and realization on foreclosed properties held for sale.

The board of directors has the responsibility of ensuring that credit risk management is adequate. The board of directors has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10 million and $20 million and any related party loans greater than $500 thousand. Any loan exposure for amounts greater than $20 million must be approved by the board of directors. Except for related party loans greater than $500 thousand, the board of directors has delegated approval authority for all loan exposures less than $10 million to an approval committee comprising members of senior management. In addition, at origination, the Company does not allow any one loan exposure to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The Company’s maximum exposure to credit risk on the consolidated balance sheet is the carrying value of its loans and receivables. As at December 31, 2011, the largest loan in the Company’s loan portfolio was a resource loan with a carrying value of $24.4 million (18% of the Company’s loans receivable). This was also the largest aggregate amount owing by any one borrower. The Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents and investments and securities at FVTPL, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

The Company is also exposed to credit risk on its derivate forward currency contract. To limit counterparty exposure, the Company’s hedging policy requires that hedges are only placed with well known investment grade counterparties with A+ ratings and also limits counterparty exposure to any single party or connected parties to 20% of the Company’s equity based on the value of the hedge.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at December 31, 2011, the Company had future loan commitments to borrowers of up to $5.0 million.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and foreclosed property sales. As at December 31, 2011, the Company holds sufficient cash and liquid securities to meet obligations for its next fiscal year.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Market risk

Market risk is the impact on net income (loss) as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity and energy prices which can arise when making loans and borrowing and making investments. The Company does not currently engage in any type of trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below.

With respect to the Company’s current investment in common shares and publicly traded warrants, a 10 percent increase or decrease in market prices would result in an increase or decrease of approximately $323 in the fair value of the investments.

With respect to the Company’s current investments in non-publicly traded warrants, a 10 percent increase or decrease in the volatility assumption would result in an increase of approximately $963 and a decrease of $665 in the fair value of the warrants held.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to three years, and by charging prepayment penalties and/or upfront commitment fees.

As at December 31, 2011, the Company had 11 fixed-rate resource loans and 1 fixed-rate real estate loan with an aggregate principal of $142.4 million. The Company’s 11 resource loans range in maturity dates of less than 6 months to three years and its real estate loan is considered non-performing.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities. The Company may, from time to time, enter into certain resource loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan (“Precious Metal Loans”) and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk. The Company does not currently have any Precious Metal Loans.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar. This may give rise to certain levels of foreign exchange rate risk. In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Precious Metal Loans are generally based in US dollars and would be subject to foreign exchange rate risk and commodity price risk.

The following summarizes the Company’s significant financial assets and liabilities by currency:

	All amounts in thousands of Canadian
December 31, 2011	dollars
	CAD	US	GBP	Other	Total
Cash and cash equivalents	25,692	6,302	-	-	31,994
Restricted cash[1]	5,000	-	-	-	5,000
Investments and securities at FVTPL	44.925	1,296	1,269	312	47,802
Loans receivable[2]	105,453	30,696	-	-	136,149
Foreclosed properties	29,944	-	-	-	29,944
Derivative asset[2]	-	76	-	-	76
All other assets	1,296	560	-	-	1,856
Total assets	212,310	38,930	1,269	312	252,821

Total liabilities	4,955	222	-	-	5,177

1 Restricted cash balances of $5,000 comprise deposits restricted for use and used as security by a third party in the event that the Company does not fulfill its obligations under the foreign exchange contract entered into during the period. The cash is not held in a separate bank account and the restrictions expire within six months.

2 As discussed in Note 16, the Company holds a derivative forward currency contract with a Canadian chartered bank to hedge its exposure to foreign exchange risk on its loan receivables denominated in US dollars. The forward contract is to sell $25,000 US dollars in exchange for $25,501 Canadian dollars. During the year ended December 31, 2011, the fair value gain on this forward contract was $76 which was offset by foreign exchange losses on loans denominated in US dollars. During the year ended December 31, 2010, the Company did not hold any derivative forward currency contracts.

18	SEGMENTED INFORMATION

The Company has one operating segment, which is to provide credit financing. Historically, the Company’s loans were secured by Canadian real estate; however, as discussed in Note 1, new loans originated by the Company are secured by resource and energy projects, internationally. Until all remaining real estate loans are monetized, disclosure of the Company’s loan portfolio will include stratification by loan security and borrower location, but resource-based loans and remaining real estate loans are not distinguished as separate operating segments.

The Company’s geographic location is Canada.

19	CASH FLOW INFORMATION

(a) Changes in non-cash operating working capital items

	Years Ended December 31
	2011	2010
	$	$
Increase in restricted cash	(5,000)	-
Increase (decrease) in prepaids, deposits and other receivables	248	(116)
Increase in accounts payables and accrued liabilities	44	1,408
Increase in income tax receivable	(38)	(237)
Decrease in income tax payable	-	(161)
	(4,746)	894

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

(b) Cash received or paid

	Years Ended December 31
	2011	2010
	$	$
Interest received (non-loan)	777	431
Interest and fees paid on debt	-	(350)
Income tax instalments paid	(79)	(318)
	698	(237)

20	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and to assist in real estate loan monetization. Prior to September 2010, the two directors were executives of the Company. These agreements expire in September 2012, and pursuant to these agreements, the Company recorded $420 in related salaries expense during the year ended December 31, 2011 (2010 - $140).

During the year ended December 31, 2011, the Company paid $2,631 in loan monetization bonuses to certain employees and directors of the Company (2010 - $3,298) and $445 in severance payments to employees (2010 - $1,703). Bonus and severance payments are included in salaries and benefits in net income (loss). As at December 31, 2011, loan monetization bonuses of $9 were outstanding and included in accounts payable and accrued liabilities (December 31, 2010 - $1,132, January 1, 2010 - $558).

During the year ended December 31, 2011, the Company recorded $3,449 (2010 - $604) as management services expense incurred with Sprott LP for their administration of the Partnership discussed in Note 1. The related amount included in accounts payable and accrued liabilities as at December 31, 2011 was $3,296 (December 31, 2010 - $604, January 1, 2010 - $nil).

In June 2011, the Company sub-leased a significant portion of its Vancouver office premises with two related companies by virtue of having certain key management personnel in common. The Company also shares certain administrative functions with one of these related parties. Costs incurred by one party on behalf of the other are reimbursed in full. During the year ended December 31, 2011, the Company reimbursed $38 (2010 - $145) and received $217 (2010 - $116) from such party for such administrative costs. These amounts are recorded against office and other expenses net income (loss). As at December 31, 2011, $17 (December 31, 2010 - $10, January 1, 2010 - $11) of related amounts are included in prepaid expenses, deposits, and other receivables.

In November 2010, the Company entered into a sublease for its Toronto office premises with Sprott Asset Management LP, a wholly owned subsidiary of Sprott Inc., a related company by virtue of having certain key management personnel in common. Included in office and other expenses net income (loss) for the year ended December 31, 2011, are $493 in office rent and leasehold expenses paid to Sprott Asset Management LP. In September 2011, the Company entered into a cost sharing agreement with Sprott Inc. to allocate the Company’s share of operating costs associated with the lease. Included in office and other expenses in net income (loss) for the year ended December 31, 2011, are $191 in shared operating costs paid to Sprott Inc. Included in accounts payable and accrued liabilities on the consolidated balance sheet as at December 31, 2011 are related amounts of $21.

Sprott Resource Lending Corp.
Notes to the Consolidated Financial Statements, December 31, 2011 and 2010
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

In February 2011, the Company established a joint venture with Dundee Resources Limited, a wholly owned subsidiary of Dundee Corp., and related by virtue of having one of its key officers on the Company’s board of directors. The joint venture, SD Holding (Sierra Leone) Partnership, was established to facilitate the administration of a loan facility (see Note 10). During the year ended December 31, 2011, SD Holding (Sierra Leone) Partnership distributed $2,023 in success and arrangement fees to the joint venturers, of which the Company’s share of fees was $995. As at December 31, 2011, $131 of related amounts are included in accounts payable and accrued liabilities.

During the year ended December 31, 2011, the Company sold a portion of one of its loans to a party related by virtue of their representation on the Company’s board of directors. The Company received $2,000 for the sale of the loan and recognized a total gain on sale of $5.

In June 2011, the Company deposited $20,000 into an investment portfolio set up and managed by Sprott Asset Management LP, a wholly owned subsidiary of Sprott Inc., a related company by virtue of having certain key management personnel in common. In connection with the investment advisory services provided by Sprott Asset Management LP, the Company is required to pay a monthly management fee equal to 1/12th of 0.25% of the net asset value of the portfolio’s investments. Total fees paid during the year ended December 31, 2011 is $21.

Compensation of key management personnel

The remuneration expense of directors and other members of key management personnel during the period was as follows:

	Years Ended December 31
	2011	2010
	$	$
Salaries and benefits	1,431	1,266
Directors’ fees	197	226
Salaries and benefits related to real estate monetization and transition	1,661	3,329
Termination benefits	13	2,313
Stock-based compensation	1,518	1,660
Total	4,820	8,794

Co-lending arrangements

The Company allows directors, officers, employees and other related parties to directly participate in its lending arrangements as a co-lender or on a syndication basis. The Company may also participate in co-lending arrangements with related parties. Under these arrangements, administration or other fees may be charged by or to the related party.

For the year ended December 31, 2011, the Company received $72 (2010 - $13) in syndicate interest income from parties related by virtue of their role as or relationship to key management personnel.

21	SUBSEQUENT EVENTS

Subsequent to December 31, 2011, the Company paid $2,313 in dividends to its shareholders of record on January 27, 2012.